News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

07.00 BST
16 August 2012

Reed Elsevier announces appointment of Chief Financial Officer

Reed Elsevier today announced the appointment of Duncan Palmer as Chief Financial Officer. Duncan will join Reed Elsevier as Chief Financial Officer Designate at the end of August 2012 and will become Chief Financial Officer in November.

Duncan comes to Reed Elsevier from Owens Corning [NYSE: OC], a Fortune 500(R) company based in Ohio, where he has been CFO for the past five years. Prior to this he worked in a number of senior finance roles for Royal Dutch Shell in the UK, the Netherlands and the US. He has a Master of Arts degree from Cambridge University where he studied Mathematics, an MBA from Stanford University and he is a qualified UK Chartered Management Accountant. He has dual UK and US citizenship. He also serves as a non-Executive Director of Oshkosh Corporation [NYSE: OSK].

Commenting on the appointment, Erik Engstrom, Chief Executive Officer of Reed Elsevier, said: “I am delighted to have Duncan join our team. His enormous breadth of global business experience, gained while living in our three largest office locations, makes him uniquely qualified for the CFO role at Reed Elsevier.’’

Duncan will take over from Mark Armour who is retiring at the end of the year.

Anthony Habgood, Chairman of Reed Elsevier said: “Mark Armour has been a cornerstone of the development of Reed Elsevier over his 16 years as CFO. I would like to thank him for his outstanding service and wish him every good fortune on retirement. On behalf of the Reed Elsevier Boards, I would also like to welcome Duncan as our incoming CFO. He will be a crucial member of Erik’s team taking Reed Elsevier forward.”

Duncan will be appointed to the Boards of Reed Elsevier PLC and Reed Elsevier Group plc with effect from 25 September 2012, and to the Board of Reed Elsevier N.V. subject to the approval of shareholders at an Extraordinary General Meeting anticipated to be held in early November 2012.

There are no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

- ENDS -

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Notes to editors

About Reed Elsevier

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors. The group employs more than 30,000 people, including 16,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £12bn/€16bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.